Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640






Date:         December 4, 2002
To:           All Cardinal Health Employees
From:         Bob Walter
Subject:      Syncor Acquisition Update

Early in November, we shared with you that, as part of our ongoing due diligence, we had uncovered certain improper payments made by foreign subsidiaries of Syncor, the nuclear pharmacy services company we are looking to acquire. As you may recall, we reported our findings immediately to Syncor, whose Board of Directors contacted the proper government officials.

Today, we have issued a joint press release with Syncor, announcing our plans to proceed with this acquisition under a modified merger agreement. I'd like to take this opportunity to explain how we have come to this decision and why I believe these matters are behind us.

First, let me reiterate that I am disappointed by what we have learned about Syncor's international operations in recent weeks, but I believe we have taken the necessary measures to ensure that in completing this acquisition, we are not compromising our business, our values, or our reputation. We have walked away from deals in the past because a company's culture and values did not fit with ours, even where these deals made strategic sense for us, and we would not hesitate to do so again. We zealously guard our EPIC Core Values and our culture and do not take lightly decisions that could compromise them.

Now let me expand on what is described in the attached press release: In addition to the investigation being done by a special committee of the Syncor Board of Directors, we expanded our own due diligence activities of Syncor operations overseas and in the United States, and have participated in discussions with the federal government. As a result of these measures, along with the settlements between Syncor and the Department of Justice and the staff of the Securities and Exchange Commission, we have found nothing that calls into question Syncor's domestic nuclear pharmacy business.

We remain committed to our strategy of creating better value for customers by expanding our core set of products and services. Expanding our capabilities through nuclear pharmacy services provided by Central Pharmacy Services Inc., with the addition of Syncor, continues to hold exciting opportunities for Cardinal Health. I am pleased that we can continue moving forward with the planned acquisition and once the deal is completed, managing the business in a manner consistent with Cardinal Health's tradition of operational excellence and high ethical standards. We can also look forward to welcoming new colleagues to our company who share our commitment to making this combined business a leading provider of nuclear pharmacy services.

We know that you will have more questions about this revised agreement and our acquisition of Syncor. The Cardinal Health-Syncor integration teams will continue focusing on all the many areas that will be affected by this merger.
As our integration process advances, we will make sure to keep you informed.








Important Information:
Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc.
("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.

[Cardinal Health Logo]                                             [Syncor Logo]

7000 Cardinal Place
Dublin, OH 43017

www.cardinal.com



                                                           FOR IMMEDIATE RELEASE

   Contacts:

   David Verbraska - Media                      Allan Mayer
   Cardinal Health, Inc.                        Sitrick And Company
   (614) 757-3690                               (310) 788-2850

   Steve Fischbach - Investor Relations         Bill Powell - Investor Relations
   Cardinal Health, Inc.                        Syncor International Corp.
   (614) 757-7067                               (818) 737-4702


          CARDINAL HEALTH AND SYNCOR ANNOUNCE AMENDED MERGER AGREEMENT

o EXCHANGE RATIO LOWERED TO 0.47 CARDINAL HEALTH COMMON SHARES PER SYNCOR SHARE O MERGER TO CREATE LEADING U.S. NUCLEAR PHARMACY SERVICES BUSINESS
O SYNCOR REACHES AGREEMENTS WITH DEPARTMENT OF JUSTICE AND STAFF OF SECURITIES AND EXCHANGE COMMISSION
O  EXTENSIVE DUE DILIGENCE CONFIRMS QUALITY OF CORE OPERATIONS

DUBLIN, OHIO and WOODLAND HILLS, CALIFORNIA - DECEMBER 4, 2002 - Cardinal Health, Inc. (NYSE: CAH) and Syncor International Corporation (Nasdaq: SCOR) today announced that they have amended the June 14, 2002 merger agreement pursuant to which Cardinal Health will acquire Syncor in a stock-for-stock merger transaction. Under the terms of the revised agreement, Syncor stockholders will receive 0.47 of a Cardinal Health common share in exchange for
each outstanding share of Syncor common stock.   The original merger agreement
had provided for a 0.52 exchange ratio.

Cardinal Health further announced it is satisfied that it can move forward with the acquisition in a manner that is consistent with its high standards. Following the acquisition, Syncor's core domestic nuclear pharmacy business and the Central Pharmacy Services (CPSI) business of Cardinal Health will be combined, creating a leading provider in the fast growing and profitable nuclear pharmacy services business and furthering Cardinal Health's strategy of expanding its breadth of offerings to health care customers.

Syncor also announced today that it had reached separate agreements with the U.S. Department of Justice (DOJ) and the staff of the U.S. Securities and Exchange Commission (SEC) related to the previously disclosed improper payments made by Syncor subsidiaries in certain foreign countries.

"We have taken the steps and the time necessary to be fully satisfied that we can move forward with the acquisition of Syncor consistent with Cardinal Health's high standards of conduct," said

                                     -more-

CARDINAL HEALTH AND SYNCOR ANNOUNCE AMENDED MERGER AGREEMENT
PAGE 2

Robert D. Walter, chairman and chief executive officer of Cardinal Health. "As a result of our further extensive domestic and international due diligence, which included investigations conducted by outside legal and forensic accounting teams, and the separate investigation conducted by the Syncor Special Committee, the issues have been identified and dealt with decisively. We believe that these actions, in conjunction with the agreements reached with the Department of Justice and SEC, bring these issues to closure and give us the confidence that Cardinal Health shareholders will be protected as we move forward to complete the acquisition."

Upon completion of the acquisition, the Syncor operations will be integrated with Central Pharmacy Services (CPSI) to become the Nuclear Pharmacy Services business in the Pharmaceutical Technologies and Services (PTS) group of Cardinal Health. "Both Cardinal Health's CPSI business and Syncor's core domestic nuclear pharmacy business continue to deliver strong performance," said George Fotiades, who oversees the PTS group. "Syncor's domestic nuclear pharmaceutical operations represent an attractive fit with our existing nuclear pharmacy services offering, and will enhance our relationships with pharmaceutical manufacturers and biotech companies." Syncor will continue with previously announced plans to sell its imaging business and further rationalize its international operations.

The agreement Syncor reached with the DOJ requires Syncor Taiwan, Inc., a subsidiary of Syncor, to plead guilty to one count under the Foreign Corrupt Practices Act (FCPA) and to pay a fine of $2 million relating to improper payments to employees of state-owned health care facilities in Taiwan. The agreement with the DOJ is subject to court approval of the plea agreement. The agreement Syncor reached with the staff of the SEC requires Syncor, without admitting or denying any findings, to consent to the entry of a cease and desist order prohibiting further violations of the FCPA and to pay a civil penalty of $500,000 relating to certain activities of Syncor's foreign subsidiaries. Syncor's board of directors will be required to appoint an independent consultant to review and make recommendations to improve Syncor's internal controls, record-keeping and financial reporting policies and procedures as they relate to the anti-bribery provisions of the FCPA. The agreement with the staff of the SEC requires approval by the Securities and Exchange Commission and the civil penalty is subject to court approval.

"I am pleased that we can now focus on merging our domestic operations with Cardinal Health to create a world-class nuclear pharmacy services offering," said Robert Funari, president and chief executive officer, Syncor International.

Cardinal Health and Syncor currently expect to complete the transaction in December 2002 or January 2003, with Cardinal Health issuing approximately 13 million shares to Syncor stockholders. Completion of the acquisition remains subject to customary conditions including, among others, approval of the revised merger agreement by the Syncor stockholders. As previously announced, Syncor will convene a stockholders meeting on December 6, 2002, for the sole purpose of adjourning the meeting to a later date so that additional information can be provided to stockholders. Syncor expects to mail additional information to its stockholders regarding the revised merger agreement, a new stockholders meeting date and other important information as soon as the materials are filed and cleared by the corporation finance division of the SEC.

ABOUT CARDINAL HEALTH

CARDINAL HEALTH, INC. is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-

                                     -more-

CARDINAL HEALTH AND SYNCOR ANNOUNCE AMENDED MERGER AGREEMENT
PAGE 3


surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 49,000 people on five continents and produces annual revenues of more than $44 billion.

ABOUT SYNCOR

SYNCOR INTERNATIONAL CORPORATION is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 73 domestic and 19 internationally owned or operated facilities. Syncor announced on June 14, 2002 that it intends to exit the U.S. medical imaging business. Syncor also owns or operates ten domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.

-------------------------------------------------------------------------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's and Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor and Cardinal Health undertake no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc.
("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.

                                       ###

                                                            SYNCOR PRESS RELEASE
                                                                    EMPLOYEE Q&A
                                                                DECEMBER 4, 2002

WHAT CAUSED CARDINAL HEALTH TO REACH THIS AGREEMENT WITH SYNCOR?

         Cardinal Health would never compromise our business, our ethics, or our reputation. We based our decision to move forward with the acquisition of Syncor on several important factors:

                o We believe the issues uncovered in our due diligence are isolated and have been addressed through Syncor's decisive actions and extensive discussions with the U.S. Department of Justice and the Securities and Exchange Commission.

                o The understandings reached between Syncor and the Department of Justice, and Syncor and the U.S. Securities and Exchange Commission;

                o  Our continued due diligence overseas and in the United
                   States;

                o  The modified merger agreement; and

                o The conclusion that moving forward with this merger is a sound and safe decision for Cardinal Health.

         As we have stated before, we are committed to nuclear pharmacy as a business strategy. Adding Syncor's nuclear pharmacy capabilities to our already-established CPSI nuclear pharmacy services is the right thing for Cardinal Health and our customers.


WHAT STEPS WERE TAKEN TO ALLOW CARDINAL HEALTH TO MAKE THIS DECISION?

         In the month since this issue was announced, Cardinal Health has done everything necessary to make sure this merger does not compromise our standards - ethical, cultural, operational or financial - in order to move forward.

         In addition to the investigation by the special committee of the Syncor Board of Directors, we have conducted our own extensive due diligence, which includes teams conducting further investigation of Syncor operations overseas and in the United States. We have been very involved in discussions with the federal government and have found nothing, as a result of these measures, that calls into question our decision to proceed with the acquisition of Syncor's nuclear pharmacy business.

         We are confident that as a part of our Pharmaceutical Technologies and Services business segment, this business will be managed in a manner consistent with Cardinal Health's tradition of operational excellence and high ethical standards.

WHY IS SYNCOR JOINING THE PHARMACEUTICAL TECHNOLOGIES AND SERVICES BUSINESS SEGMENT?

         Once the deal with Syncor is final, the combined CPSI-Syncor company will be called Nuclear Pharmacy Services and will operate under the Pharmaceutical Technologies and Services business segment. Adding this expertise to Cardinal Health's business represents much more than specialty drug distribution. We see Nuclear Pharmacy Services as an opportunity for broadening our partnering capabilities with pharmaceutical manufacturers.


WHAT IS THE STATUS OF MONTY AND MOSES FU?

         As Syncor announced, Monty Fu, founder and chairman of Syncor International, and Moses Fu, director, Asia Region - Syncor Overseas Ltd., remain on paid leave, and Monty has been suspended from participating in activities conducted by the Syncor Board of Directors.


What are the next steps to closing the deal?

         As you know, a meeting for Syncor shareholders to vote on the deal must be held. This cannot happen until supplemental meeting materials for the modified merger agreement are filed and then cleared by the SEC. We expect Syncor to target their shareholder meeting for late December or January.


HOW LONG, THEN, IS THE INTEGRATION PROCESS EXPECTED TO TAKE?

         An integration plan was well underway prior to the November 6 announcement and while we knew these developments might cause a delay, we remained poised for any outcome. A number of integration work teams, comprised primarily of CPSI and Syncor executives, as well as representatives from Cardinal Health, have been working to ensure we focus appropriately on all the many areas that will be affected by the integration. These efforts will accelerate as we move toward closing the deal with Syncor. In the meantime, as we have stated before, until the merger is complete, things remain business as usual. We must continue to compete, and there continue to be restrictions on what proprietary information we can share.


Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov.
A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus carefully before making any voting or investment decision.